Letterhead of Chadbourne & Parke LLP

October 23, 2007

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NPS Pharmaceuticals, Inc.
Registration Statement on Form S-3
File Number 333-146235

Dear Mr. Riedler:

                    On behalf of NPS Pharmaceuticals, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Form S−3 Registration Statement that was filed by the Company on September 21, 2007 (the “Registration Statement”).  Enclosed supplementally with the hard copy of this letter is a clean copy of Amendment No. 1, as well as a blacklined copy of Amendment No. 1 showing the changes that were made to the originally filed Registration Statement.

                    The following are the Company’s responses to the Staff’s comments to the originally filed Registration Statement, as set forth in the Staff’s letter of October 5, 2007.  For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Confidential Treatment Request

1.

We will be monitoring your registration statement for resolution of your pending confidential treatment request.  All comments will need to be fully resolved before we take final action on the registration statement.

Response: We have been advised by Song Brandon of the Staff that the Company’s pending confidentiality requests have been approved.

Dollar value of underlying securities

2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response:  The total dollar value of the common stock underlying the notes that is being registered for resale is $37,500,006.24.  This was calculated by multiplying the number of shares of common stock being registered (9,191,178) by the closing price on the date the notes were issued ($4.08).  The Company has added this information to Amendment No. 1 in the second paragraph under the subheading “Description of the Private Placement,” which paragraph can be found on page 18 of Amendment No. 1.

Payments to the investor and affiliates

3.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Response:

Please be advised that the only payments to be made to the selling stockholders in connection with the notes will be in connection with their ownership of the notes.  There were no agreements providing for finder’s fee, placement agent fees or reimbursement of any expenses with the selling stockholders, any of their affiliates or any person with whom any selling stockholder has a contractual relationship regarding the transaction.  The Company has added the requested information to Amendment No. 1 in Note (4) to the table under the subheading “Payments to Selling Stockholders and Affiliates,” which table can be found beginning on page 19 of Amendment No. 1.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response:

Disclosure of the net proceeds to the Company from the sale of the convertible notes has been added under the subheading “Net Proceeds from Private Placement of Notes” on page 20 of Amendment No. 1.  Information regarding total possible payments in the first year following the sale of the convertible notes appears in the last column of the table under the subheading “Payments to Selling Stockholders and Affiliates,” which table can be found beginning on page 19 of Amendment No. 1.

Potential profits on conversion

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

	•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

	•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

- if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-     if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

	•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•

the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

Response:

Please be advised that the conversion price for the shares underlying the notes was set at a 30% premium to the five day volume weighted average closing price of the Company’s common stock prior to the date of issuance of the notes, thus there is no conversion discount. Therefore, the requested disclosure has not been provided.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

The notes contain conversion adjustment provisions that are described in the second paragraph under “Description of the Private Placement” on page 18 of Amendment No. 1.

Total potential profit from other securities

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

	•	market price per share of the underlying securities on the date of the sale of that other security;

	•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-     if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

	•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

Please be advised that the Company has does not have any convertible securities outstanding that were issued with a conversion discount. Therefore, the requested disclosure has not been provided.

Comparison of issuer proceeds to potential investor profit

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the gross proceeds paid or payable to the issuer in the convertible note transaction;

• all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

• the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 4 and 5.

Response:

The Company has added the requested information to Amendment No. 1 under the subheading “Comparison of Issuer Proceeds to Potential Payments to Investors,” which can be found on page 21 of Amendment No. 1.  Please be advised that because the selling stockholders do not hold any securities of the Company with a conversion discount, no disclosure has been provided in response to the fourth bullet point.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 3 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:

The Company has added the requested information to Amendment No. 1 under the subheading “Net Proceeds from the Private Placement of Notes” which can be found on page 20 of Amendment No. 1 and “Comparison of Issuer Proceeds to Potential Payments to Investors,” which can be found on page 21 of Amendment No. 1.

Prior transactions between issuer and the selling shareholders

7.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

	•	the date of the transaction;

	•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

	•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

	•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

• the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

Please be advised that there have not been any prior securities transactions between the Company (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).  Disclosure to this effect has been added to Amendment No. 1 in the last paragraph under the subheading “Description of the Private Placement”, which paragraph can be found on page 19 of Amendment No. 1.

Comparison of registered shares to outstanding shares

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

• the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

• the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

The Company has added the requested information to Amendment No. 1 under the subheading “Comparison of Registered Shares to Outstanding Shares,” which can be found on page 19 of Amendment No. 1.

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

	•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether based on information obtained from the selling shareholders any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

Please be advised that the selling stockholders have advised that they do not have any short position in the Company’s common stock.  The Company has added the requested information to Amendment No. 1 under the subheading “Other Information” on page 22 of Amendment No. 1.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

Please be advised that the only relationships and arrangements between the Company and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons)relate to ownership of the notes.  Disclosure to this effect has been added to Amendment No. 1 in the last paragraph under the subheading “Description of the Private Placement” on page 19.  We confirm that the relevant agreements are incorporated by reference into the Registration Statement as exhibits.

The method by which the number of registered shares was determined

11.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response:

The Company seeks to register 9,191,178 shares of its common stock in Amendment No. 1. The number of shares sought to be registered was calculated by dividing the $50 million principal amount of the notes by the current effective conversion price of $5.44 per share.  Disclosure of this calculation has been included in Amendment No. 1 as the last sentence in the third paragraph under the subheading “Description of the Private Placement” beginning on page 18 of Amendment No. 1.

Information regarding institutional selling shareholders

12.

With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting arid/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:

The Company has provided this information in the first paragraph under the subheading “Selling Stockholders” on page 23 of Amendment No. 1.

                    Please contact me at 212-408-5527 or my colleague Joanna Wylomanska at 212-408-2334, if you have any questions.  If you have any additional comments, please fax them to my attention at 646-710-5527.

Very truly yours,

William Greason

cc (w/encls.):	Suzanne Hayes
Song Brandon